Mail Stop 3628
                                                               December 10,
2018


    James Buccola
    Chief Executive Officer
    CCRE Commercial Mortgage Securities, L.P.
    110 East 59th Street
    New York, New York 10022

            Re:   CCRE Commercial Mortgage Securities, L.P.
                  Registration Statement on Form SF-3
                  Filed December 6, 2018
                  File No. 333-228697

    Dear Mr. Buccola:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

                                                               Sincerely,

                                                               /s/ Katherine
Hsu

                                                               Katherine Hsu
                                                               Office Chief
                                                               Office of
Structured Finance


    cc:     Lisa Pauquette, Esq.
            Cadwalader, Wickersham & Taft LLP

            Gary Stellato, Esq.
            CCRE Commercial Mortgage Securities, L.P.